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                          May 24, 2021

       Scott L. Mathis
       President & Chief Executive Officer
       Gaucho Group Holdings, Inc.
       1445 16th Street, Suite 403
       Miami Beach, Florida 33139

                                                        Re: Gaucho Group
Holdings, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed May 18, 2021
                                                            File No. 333-256262

       Dear Mr. Mathis:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Ronald
(Ron) E. Alper at 202-551-3329 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction
       cc:                                              Victoria Bantz